Mail Stop 3561

November 13, 2009

Via US Mail and Facsimile

Mr. Timothy S. Davidson
Chief Financial Officer
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

Re: Natural Health Trends Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-26272

Dear Mr. Davidson:

        We have completed our review of your Form 10-K and related filings and have no
 further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief